July 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee Wilson Lee Stacie Gorman David Link

Re:	Acceleration Request of HCM III Acquisition Corp

Registration Statement on Form S-1 ( File No. 333-287841)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HCM III Acquisition Corp (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:45 p.m., Eastern time, on July 31, 2025, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Kevin Manz at (516) 225-7059.

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Thank you for your assistance in this matter.

Very truly yours,

/s/ Steven Bischoff
Steven Bischoff

Chief Financial Officer

cc: Stuart Neuhauser, Ellenoff Grossman & Schole LLP